Exhibit 23.1



INDEPENDENT AUDITORS' CONSENT



         We consent to the incorporation by reference in this Registration Statement of Cendant Corporation on Form S-3 of our report, relating to the consolidated financial statements of Cendant Corporation as of December 31, 1999 and 1998 and for the three years ended December 31, 1999, dated November 24, 2000 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the change in the method of recognizing revenue and membership solicitation costs as described in Note 1 and the presentation of the individual membership segment as a discontinued operation as described in Notes 1 and 4), appearing in the Current Report on Form 8-K of Cendant Corporation dated November 28, 2000 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP
New York, New York
December 7, 2000